SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No.___)*

                             Cell Therapeutics, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    150934107
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Linden Capital LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  7,566,631

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  7,566,631

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,566,631

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [X]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.5%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Siu Min Wong

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  7,566,631

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  7,566,631

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,566,631

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [X]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.5%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13G is being filed by the Reporting Persons (as defined below) with respect to the shares of Common Stock (as defined below) beneficially owned by them as of February 14, 2006.

ITEM 1(a).        Name of Issuer:

     Cell Therapeutics, Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

     501 Elliott Avenue West, Suite 400
     Seattle, Washington 98119

Item 2(a).        Name of Persons Filing:

     The names of the persons filing this statement on Schedule 13G are: Linden Capital LP, a Bermuda limited partnership ("Linden Capital") and Siu Min Wong ("Mr. Wong," and collectively, the "Reporting Persons").

     With respect to their beneficial ownership of the Common Stock (as defined below), the Reporting Persons previously filed jointly with Paloma International L.P. ("Paloma"), S. Donald Sussman ("Mr. Sussman") and Linden Advisors LP ("Linden Advisors"). The Reporting Persons, Paloma, Mr. Sussman and Linden Advisors jointly filed a Schedule 13G on November 10, 2006 (collectively, the "Joint Schedule 13G Filing"). As of January 17, 2006, the Reporting Persons ceased to be a group with Paloma, Mr. Sussman and Linden Advisors and no longer file jointly.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

     The principal business address for Linden Capital is 18 Church Street, Skandia House, Hamilton, HM 11, Bermuda.

     The principal business address for Mr. Wong is 450 Park Avenue, 30th Floor, New York, New York 10022.

Item 2(c).        Citizenship:

     Linden Capital is a Bermuda limited partnership and Mr. Wong is a citizen of China.

Item 2(d).        Title of Class of Securities

     Common Stock, no par value (the "Common Stock").

Item 2(e).        CUSIP Number:

     150934107

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          The Reporting Persons collectively beneficially own 7,566,631 shares of Common Stock consisting of: (i) 1,339,604 shares of Common Stock, and (ii) convertible bonds ("Convertible Bonds") which are convertible into 6,227,027 shares of Common Stock. The Reporting Persons disclaim beneficial ownership with respect to additional shares of Common Stock into which the Convertible Bonds may convert due to the Ownership Limitation described below.

          In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock into which the Convertible Bonds are convertible are limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 9.5% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"). The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause the Reporting Persons' aggregate beneficial ownership to exceed the Ownership Limitation.

     (b)  Percent of class:

          The Reporting Persons have beneficial ownership of 7,566,631 shares of Common Stock constituting 9.5% of all of the outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                Not applicable.

          (ii)  Shared power to vote or to direct the vote

                Linden Capital and Mr. Wong have shared power to vote or direct the vote of the 7,566,631 shares of Common Stock owned by Linden Capital.

          (iii) Sole power to dispose or to direct the disposition of

                Not applicable.

          (iv)  Shared power to dispose or to direct the disposition of

                Linden Capital and Mr. Wong have shared power to dispose or direct the disposition of the 7,566,631 shares of Common Stock owned by Linden Capital.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     See Exhibit B attached hereto.

Item 9.   Notice of Dissolution of Group.

     The Reporting Persons previously filed the Joint Schedule 13G Filing with Paloma, Mr. Sussman and Linden Advisors. As of January 17, 2006, the Reporting Persons ceased to be a group with Paloma, Mr. Sussman and Linden Advisors and no longer file jointly.

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:  February 14, 2006


         LINDEN CAPITAL L.P.
         By: Linden GP LLC, general partner


                 By: /s/ Siu Min Wong
                     ----------------
                         Siu Min Wong,
                         Managing Member


         /s/ Siu Min Wong
         ----------------
             Siu Min Wong

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Cell Therapeutics, Inc. dated February 14, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:  February 14, 2006


         LINDEN CAPITAL L.P.
         By: Linden GP LLC, general partner


                 By: /s/ Siu Min Wong
                     ----------------
                         Siu Min Wong,
                         Managing Member


         /s/ Siu Min Wong
         ----------------
             Siu Min Wong

                                    EXHIBIT B
                     IDENTIFICATION OF MEMBERS OF THE GROUP



Linden Capital L.P.
Siu Min Wong